CERUS CORPORATION 2002 Annual Report


03058372

taking the lead in BLOOD SAFETY

HUMAN
BLOOD

EXPIRES



1005549

A

Rh NEGATIVE

10025 (6/02)


X1

PLATELETS
PHERESIS
LEUKOCYTES REDUCED



See circular of information for
indications, contraindications,
cautions and methods of infusion.
VOLUNTEER DONOR

the world's first
PATHOGEN INACTIVATION SYSTEM FOR PLATELETS

A landmark event for blood safety and for Cerus occurred in 2002 with the approval and launch of the INTERCEPT Blood System for platelets in Europe. This revolutionary product is the first prospective approach to blood safety for platelets. The INTERCEPT Blood System for platelets has been shown to inactivate a broad spectrum of disease-causing organisms, including the viruses that cause hepatitis B, hepatitis C and AIDS, and is expected to reduce the transmission of infectious diseases through blood transfusions. In 2002, the product received CE Mark approval which permitted first commercial sales in Europe in late December.





Every 30 seconds a life-saving platelet unit is transfused in Europe, where approximately 1.3 million platelet transfusions are performed each year. This significant market is the first for the INTERCEPT Blood System, which is designed to address the more than 75 million units of blood donated each year around the world.



addressing INHERENT RISKS

Modern medicine depends on the availability of blood for transfusion to save the lives of millions each year. However, blood can also harbor life-threatening pathogens such as viruses, bacteria and parasites, which can be transmitted from donor to recipient through a blood transfusion. Blood screening and testing for key pathogens have greatly reduced the incidence of transfusion-transmitted disease. Still, blood contaminants continue to pose threats to the blood supply, as pathogens can go undetected and new emerging pathogens, like West Nile virus, enter the blood supply before a test can be developed. The limitation of testing represents an ongoing dilemma for blood safety and emphasizes the need for improved methods to protect the blood supply.

Current Risks of Blood Donation

Contaminants in a single unit of whole blood can infect up to three people.

Platelets are often pooled from several donors, increasing the risk of infectious disease transmission.

Low infectious levels of HIV, HCV and CMV may show up as false negatives.

Pathogen Inactivation

Collect Blood	Add Helinx® Compound	Light Exposure	Pathogens Inactivated	Safer Blood Supply

now a solution: THE INTERCEPT BLOOD SYSTEM

Now commercially available in Europe, the INTERCEPT Blood System for platelets offers a revolutionary approach to blood safety beyond screening and testing. It is based on pathogen inactivation technology designed to protect against transmission of infectious diseases through blood transfusions. The technology, which utilizes a Cerus proprietary Helinx® compound, has been shown to inactivate a broad spectrum of viruses, bacteria and parasites. Because the technology efficiently targets RNA and DNA, it prevents replication to inactivate pathogens, like HIV and hepatitis C. The system is designed to be easily integrated into routine blood banking practices.



pursuing global markets WITH BAXTER

With product approval in Europe, commercial rollout is being led by Baxter Healthcare, Cerus' partner for the INTERCEPT Blood System. Baxter has deployed its extensive international sales and marketing organization and is currently working with blood centers, physicians and ministries of health across Europe to facilitate country-by-country adoption. Knowledge gained from penetration of European markets will be helpful as Cerus and Baxter pursue approval and commercialization in the United States and other markets.

Targeting INTERCEPT in Europe

Belgium — France — Germany — Italy — Portugal — Spain — United Kingdom



INTERCEPT platelets are currently being prepared by European customers in blood centers and sent to hospitals where transfusing physicians will use the INTERCEPT blood components to treat patients requiring critical supportive care.





Blood Transfusion Milestones (selected)

1818 – First reported human blood transfusion to treat patient hemorrhage.

1940's – Blood banking grows rapidly with knowledge of effectiveness of transfusions during WWII.

1961 – Platelet transfusions recognized as effective therapy to reduce mortality due to hemorrhaging in cancer patients.

1971 – Test for hepatitis B introduced.

1985 – First HIV test licensed.

1990 – Introduction of first test specifically for hepatitis C.

2002 – Approval of first pathogen inactivation process for platelets – the INTERCEPT Blood System.

protecting PATIENTS

The approval of the INTERCEPT Blood System for platelets in Europe provides broad clearance for therapeutic support of patients requiring platelet transfusions according to clinical practice guidelines. As stated in the Summary of Product Characteristics, "any thrombocytopenia resulting from disease, therapy or injury can be treated with INTERCEPT Platelets." Cerus believes that INTERCEPT Platelets will instill in physicians and their patients a new sense of confidence in blood products.

Platelet transfusions are predominantly used to support patients undergoing chemotherapy, bone marrow and liver transplants and heart bypass surgery. In many respects, gaining approval for a pathogen inactivation process for platelets is the most challenging hurdle given that platelets are by far the most fragile of the blood components, and that platelets, in particular, are used to support some of the most immunocompromised patients with challenging medical conditions. Cerus believes success in its platelet program will pave the road for approval and launch of the INTERCEPT Blood System for plasma and red blood cells.



Development Program Status

	Clinical Trials			Regulatory Process	
	Phase I	Phase II	Phase III	Review	Approval
INTERCEPT Blood System for Platelets – U.S.					
INTERCEPT Blood System for Plasma					
INTERCEPT Blood System for Red Blood Cells					
Epstein Barr Virus Vaccine					
Allogeneic Cellular Immune Therapy					

positioned for MULTIPLE PRODUCT INTRODUCTIONS

With over 45 million units of blood transfused annually in the United States, Europe and Japan, the market opportunity for pathogen inactivation products is estimated to be $2.5 billion. Commercialization of the INTERCEPT Blood System for platelets in Europe is the first of what the company expects will be a series of product approvals and launches. In collaboration with development and commercialization partner, Baxter Healthcare, the company is pursuing regulatory approval of INTERCEPT Platelets in the United States as well as late stage development of its pathogen inactivation systems for plasma and red blood cells in the United States and Europe.

In addition, the company's development pipeline includes therapeutic applications of its proprietary Helinx technology. A Phase I clinical trial is being conducted for an Epstein Barr virus vaccine designed to protect organ transplant patients against this virus, which can potentially cause malignant lymphoma. Also being developed is the company's Allogeneic Cellular Immune Therapy designed to improve the outcome of stem cell transplants in patients with lymphoma and leukemia.

2002 Highlights

January — Initiated Phase III Acute Red Blood Cell Trial

April — Appointed William R. Rohn to Cerus Board of Directors

Initiated Phase III Chronic Red Blood Cell Trial

June — Received CE Mark Approval for INTERCEPT Blood System for Platelets Disposable Set

Expanded U.S. Patent Coverage for Pathogen Inactivation in Blood

July — Received $5 Million Milestone Payment from Baxter Healthcare

September — Received $6.5 Million Award from Department of Defense

October — Declared CE Mark for Device for INTERCEPT Blood System for Platelets

Received Approval in Canada for INTERCEPT Blood System for Buffy Coat Platelets

Received $50 Million Financing Commitment from Baxter

Reported Robust Inactivation of West Nile Virus

November — Received CE Mark Approval for INTERCEPT Blood System Conversion Kits

December — Received CE Mark Approval for INTERCEPT Blood System for Amicus Apheresis Platelets

Letter to Stockholders



Stephen T. Isaacs
President & Chief Executive Officer

DEAR STOCKHOLDERS,

I am pleased to report that the commercialization of the INTERCEPT Blood System was initiated in 2002, and we received our first product revenue in late December. Following many years of research and development, we enjoyed key successes in 2002, which led to the approval and launch of the INTERCEPT Blood System for platelets in Europe. This was a significant milestone not only for Cerus, but also for blood safety, as our technology represents the first and only commercially available pathogen inactivation system for platelets.

Under the direction of Baxter Healthcare, our development and commercialization partner for the INTERCEPT Blood System, the platelet system is being rolled out in Europe. With 1.3 million platelet units transfused annually in Europe, we estimate the pathogen inactivation market for platelets to be $115 million. Several customers are on board following their evaluation and validation of the technology. Baxter is targeting the entire European market, focusing on obtaining mandates for INTERCEPT usage in countries with national blood services as well as conducting a campaign to aid adoption on a center-by-center basis. We have confidence in Baxter's highly experienced sales and marketing teams and believe their efforts will result in significant penetration of the European marketplace to meet the need for improved blood safety with INTERCEPT Platelets.

INTERCEPT AND PROTECT

Baxter is launching the INTERCEPT Blood System for platelets with the campaign "INTERCEPT and Protect,™" an appropriate phrase which differentiates pathogen inactivation from screening and testing technologies. Pathogen inactivation represents a blood safety advance beyond testing, which is limited and used only to detect a handful of the most prevalent pathogens. By contrast, our technology has been shown to inactivate a broad spectrum of known, as well as emerging, viruses, bacteria and parasites, and also potentially harmful white blood cells. The INTERCEPT Blood System uses our DNA and RNA-targeting Helinx technology to inactivate pathogens, such as HIV and hepatitis B and C viruses, and prevent them from replicating. In addition to those pathogens currently tested for, the technology has been shown to inactivate many other threats to the blood supply, such as West Nile virus and parasites responsible for malaria and Chagas disease, for which no tests have been approved. With its broad pathogen inactivation capability, we believe the INTERCEPT Blood System will revolutionize blood safety as a prospective approach to protect the blood supply.

COMPREHENSIVE BLOOD SAFETY: PLATELETS, PLASMA AND RED BLOOD CELLS

Our comprehensive solution to blood safety includes pathogen inactivation programs for all primary blood components used for transfusion: platelets, plasma and red blood cells. To date we have conducted, or are in the process of conducting, 19 clinical trials, including Phase III trials in each program. Our first Phase III pivotal trial to be completed was the *euroSPRITE* trial, a 103-patient platelet study in Europe, which led to the groundbreaking CE Mark approval and European commercial launch of INTERCEPT Platelets.

Subsequently, we completed a 671-patient pivotal clinical trial for INTERCEPT Platelets in the United States. With pivotal data in hand, we prepared and submitted to the Food and Drug Administration multiple modules for the Premarket Approval (PMA) application over the course of 2002. We continue to submit remaining modules and are working with the FDA to answer questions and finalize the PMA application. We anticipate the next approval for the INTERCEPT Blood System for platelets will be in the United States.

Following closely behind development of the platelet system is the INTERCEPT Blood System for plasma. Approximately eight million plasma units are transfused annually in the United States, Europe and Japan, making the plasma market the second largest blood component market. We have completed two of three planned Phase III plasma trials, and the third is nearly fully enrolled. Based on the positive pivotal data generated thus far, we have begun preparing modules for our PMA application for the plasma system. Because the INTERCEPT Blood System for plasma utilizes the same Helinx technology, we are able to leverage much of the development and regulatory documentation for platelets to also support plasma. In 2002, we worked closely with Baxter to make adjustments to the plasma system to enhance commercial manufacturability. This work continues and is expected to be finalized to enable submission of the PMA.

Also in late stage development is the INTERCEPT Blood System for red blood cells. As the most frequently used blood component, with over 37 million units transfused in Europe, Japan and the United States each year, red blood cells represent our largest market opportunity. In 2002, we initiated two separate Phase III clinical trials for INTERCEPT Red Blood Cells: a 200-patient trial in patients undergoing acute red blood cell therapy and a 50-patient trial in patients requiring chronic support. We are actively enrolling patients in both trials.

LEVERAGING THE POWER OF HELINX

As we move forward to capture the full potential of the INTERCEPT Blood System, we are simultaneously working with collaborators to leverage the Helinx technology in therapeutic applications. A Phase I clinical trial is being conducted with an experimental Epstein Barr virus (EBV) vaccine. The vaccine, which employs Helinx technology, is designed to protect organ transplant patients against EBV infections which can potentially cause a malignant lymphoma in immunocompromised patients. Also being developed is the company's Allogeneic Cellular Immune Therapy designed to improve the outcome of stem cell transplantations in lymphoma and leukemia patients.

OUTLOOK

As pathogens, like West Nile virus, malarial protozoa, and babesia emerge or resurface as threats to blood safety, we believe the INTERCEPT Blood System is well positioned to address the significant need for a prospective approach to protect the blood supply. Commercialization of the INTERCEPT Blood System for platelets in Europe positions us well for additional product approvals for INTERCEPT Platelets, Plasma and Red Blood Cells around the world. Through the INTERCEPT Blood System for platelets, Baxter is addressing adoption and penetration challenges, including building customer familiarity with the new process through validation studies, establishing routine blood bank protocols for pathogen inactivation and facilitating reimbursement pathways. Once these activities are in place in Europe, we believe they can be leveraged in other geographies to broaden availability of the platelet system and with our other products for plasma and red blood cells, when approved.

In addition, we are collaborating with the Department of Defense (D.O.D.) to improve the safety and availability of blood for the U.S. Armed Forces. In 2002, a second cooperative agreement with the D.O.D yielded an additional $6.5 million for continued development of technologies to address the blood safety and supply needs of the U.S. military.

In summary, we are in a very exciting phase of growth and development and are confident that Baxter's sales and marketing efforts will expand commercial reach of the INTERCEPT Blood System for platelets in Europe. Our top priority at Cerus is to support Baxter's efforts towards fully penetrating the European platelet market and leveraging successes there to pave the road to approval and adoption here in the United States.

We appreciate your continued support.

Sincerely,



Stephen T. Isaacs
President & Chief Executive Officer
March 29, 2003

Selected Financial Data

The following table summarizes certain selected financial data for the five years ended December 31, 2002. The information presented should be read in conjunction with the financial statements and notes included elsewhere herein. The selected financial data for the periods prior to the financial statements included herein are derived from audited financial statements.

(in thousands, except per share data)	2002	2001	2000	1999	1998
				Years Ended December 31,	
Statement of Operations Data					
Revenue	**$ 8,490**	$ 4,535	$ 1,851	$ 2,408	$ 2,903
Operating expenses:					
Research and development	**56,421**	48,247	34,823	22,514	29,783
General and administrative	**11,346**	10,166	7,160	4,837	3,841
Total operating expenses	**67,767**	58,413	41,983	27,351	33,624
Loss from operations	**(59,277)**	(53,878)	(40,132)	(24,943)	(30,721)
Net interest income	**2,085**	4,611	4,099	2,315	1,163
Loss before income taxes	**(57,192)**	(49,267)	(36,033)	(22,628)	(29,558)
Provision for income taxes	**–**	(100)	–	–	–
Net loss	**$ (57,192)**	$ (49,367)	$ (36,033)	$ (22,628)	$ (29,558)
Net loss per share-basic and diluted[1]	**$ (3.61)**	$ (3.27)	$ (2.75)	$ (2.04)	$ (3.17)
Shares used in computing net loss per share-basic and diluted[1]	**15,833**	15,105	13,086	11,102	9,325

(in thousands)	2002	2001	2000	1999	1998
				As of December 31,	
Balance Sheet Data					
Cash, cash equivalents and short-term investments	**$ 64,318**	$ 123,461	$ 90,260	$ 40,419	$ 19,802
Working capital	**50,486**	108,606	78,884	31,951	537
Total assets	**72,947**	128,260	94,161	41,780	20,934
Capital lease obligations, less current portion	**16**	51	84	115	12
Redeemable convertible preferred stock	**–**	5,000	5,000	5,000	5,000
Accumulated deficit	**(230,287)**	(173,095)	(123,728)	(87,518)	(64,428)
Total stockholders' equity (deficit)	**56,169**	106,755	76,921	27,959	(3,656)

[1]See Note 1 of Notes to Financial Statements for a description of the method used in computing the net loss per share.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of the financial condition and results of operations of Cerus should be read in conjunction with the financial statements and related notes included elsewhere in this report. This report contains forward-looking statements that involve risks and uncertainties. Results for the periods presented are not necessarily indicative of future results.

OVERVIEW

Since its inception in 1991, Cerus has devoted substantially all of its efforts and resources to the research, development and clinical testing of medical systems based on its Helinx technology. Cerus has been unprofitable since inception and, as of December 31, 2002, had an accumulated deficit of approximately $230.3 million. Except for the INTERCEPT Blood System for platelets, which is approved for sale in Europe, all of Cerus' product candidates are in the research and development stage, and Cerus has not received significant revenue from product sales. Cerus must conduct significant research, development, pre-clinical and clinical evaluation, commercialization and regulatory compliance activities on these product candidates that, together with anticipated general and administrative expenses, are expected to result in substantial losses at least until after commercialization of additional products. Cerus' ability to achieve a profitable level of operations in the future will depend on its ability to successfully complete development and obtain additional regulatory approvals and on Baxter's ability to commercialize and achieve market acceptance of the INTERCEPT Blood System. Cerus may never achieve a profitable level of operations. Further, under the agreements discussed below, Baxter provides significant funding for development of the INTERCEPT Blood System, based on an annual budgeting process, and is responsible for manufacturing and marketing the products following regulatory approvals. These agreements may be modified or terminated.

CRITICAL ACCOUNTING POLICIES

The preparation of financial statements requires us to make estimates, assumptions and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates including those related to collaborative arrangements, contract research and other contingencies. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form our basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from those estimates under different assumptions or conditions. We record accrued liabilities for certain contract research activities, including clinical trials, pre-clinical safety studies, external laboratory studies and development activities performed by Baxter, for research and development services performed. Some of those accrued liabilities are based on estimates because billings for these activities may not occur on a timely basis consistent with the performance of the services.

We believe the following critical accounting policies, which have been reviewed by our Audit Committee, affect our more significant judgments and estimates used in the preparation of our financial statements:

- Revenue and research and development expenses – Revenue related to the cost reimbursement provisions under development contracts is recognized as the costs on the project are incurred. Revenue related to at risk milestones specified under development contracts is recognized as the milestones are achieved. License fees and payments for achieved milestones are non-refundable and are not subject to future performance. Cerus receives certain United States government grants that support its research effort in defined research projects. These grants generally provide for reimbursement of approved costs incurred as defined in the various grants. Revenue associated with these grants is recognized as costs under each grant are incurred.
- Investments – Cerus considers all highly liquid investments with an original maturity of three months or less from the date of purchase to be cash equivalents. Cash equivalents consist principally of short-term money market instruments and commercial paper. Cerus has classified all debt securities as available-for-sale at the time of purchase

Management's Discussion and Analysis of Financial Condition and Results of Operations

and reevaluates such designation as of each balance sheet date. The cost of securities sold is based on the specific identification method.

- Accrued liabilities – Cerus records accrued liabilities for certain contract research activities, including clinical trials, pre-clinical safety studies, external laboratory studies and development activities performed by Baxter, for research and development services performed. Some of those accrued liabilities are based on estimates because billings for these activities may not occur on a timely basis consistent with the performance of the services.

DEVELOPMENT PARTNERS

Agreement with Baxter for the Development of the INTERCEPT Blood System for Platelets

Cerus has a development and commercialization agreement with Baxter for the joint development of the INTERCEPT Blood System for inactivation of viruses, bacteria and other infectious pathogens in platelets used for transfusion. This agreement provides for Baxter and Cerus to generally share system development costs equally, subject to mutually determined budgets established from time to time, and for Cerus to receive approximately 33.5% of revenue from sales of inactivation system disposables after each party is reimbursed for its cost of goods to the extent the cost exceeds specific amounts. Baxter has an exclusive, worldwide distribution license and is responsible for manufacturing and marketing the INTERCEPT Blood System for platelets.

Agreement with Baxter for the Development of the INTERCEPT Blood System for Red Blood Cells and INTERCEPT Blood System for Plasma

Cerus also has a development and commercialization agreement with Baxter for the joint development of the INTERCEPT Blood System for inactivation of viruses, bacteria and other infectious pathogens in red blood cells and fresh frozen plasma, or FFP, for transfusion. This agreement provides for Baxter and Cerus generally to share INTERCEPT Blood System for red blood cells development costs equally, subject to mutually determined budgets established from time to time. Cerus is solely responsible for funding the development costs of the INTERCEPT Blood System for plasma. Baxter has an exclusive, worldwide distribution license and will be responsible for manufacturing and marketing the INTERCEPT Blood System for red blood cells and INTERCEPT Blood System for plasma following regulatory approvals. The agreement also provides for an equal sharing of revenue from sales of INTERCEPT Blood System for red blood cells disposables, and for Cerus to receive 75% and Baxter to receive 25% of revenue from sales of INTERCEPT Blood System for plasma disposables, after each party is reimbursed for its cost of goods and a specified percentage allocation, not to exceed 14% of revenue, is retained by Baxter for marketing and administrative expenses.

From inception through December 31, 2002, Cerus has received $46.7 million in equity investments from Baxter and $25.9 million in an equity investment from Baxter International Inc. and Subsidiaries Pension Trust, and has recognized $30.0 million in revenue from Baxter. Development funding is in the form of balancing payments made by Baxter to Cerus, if necessary, to reimburse Cerus for development spending in excess of the levels determined by Baxter and Cerus. Development funding revenue is recognized as the related project costs are incurred.

In October 2002, Cerus received a $50.0 million loan commitment from Baxter Capital Corporation. In January 2003, Cerus drew $50.0 million under the loan facility. The interest rate for the loan is 12% per annum. No repayment of principal and interest is due until January 2008. The loan is secured with collateral based on future revenue from sales of the INTERCEPT Blood System for platelets.

Agreement with Kirin

In January 2001, Cerus entered into a collaborative agreement with the Pharmaceutical Division of Kirin to develop and market products for stem cell transplantation based on Cerus' Helinx technology. Under the terms of the agreement, Cerus and Kirin will jointly develop the products. Cerus received an initial license fee of $1 million. The license fee is being deferred and recognized as development funding ratably over the development period. Cerus may not receive additional funding from Kirin. Although the agreement calls for Kirin to fund all development expenses for the Asia-Pacific region and a portion of Cerus' development activities aimed at obtaining product approval in the United States, no such development activities by Cerus are currently ongoing. Upon product approval, Kirin has exclusive rights to market the products in the Asia-Pacific region, including Japan, China, Korea and Australia, and Cerus will receive a specified share of product revenue, including a royalty and reimbursement of its cost of goods. Cerus retains all marketing rights for the rest of the world, including the United States and Europe.

Cooperative Agreement with the Armed Forces of the United States

In February 2001, Cerus was awarded a $3.5 million cooperative agreement by the Army Medical Research Acquisition Activity division of the Department of Defense. Cerus received the award to develop its pathogen inactivation technologies to improve the safety and availability of blood that may be used by the United States Armed Forces for medical transfusions. Under the conditions of the agreement, Cerus will conduct research on the inactivation of infectious pathogens, including unusual viruses, bacteria and parasites, which are of particular concern to the Armed Forces. Cerus, in collaboration with investigators at Walter Reed Army Institute of Research, also will investigate ways to improve the storage and shelf life of blood and blood components, which may be used for medical transfusion support in combat zones. Also under the terms of the agreement, Cerus would receive commercial rights to the discoveries and inventions arising from the research performed under the collaboration. In September 2002, Cerus was awarded an additional $6.5 million cooperative agreement to continue funding of these projects.

Agreement with the National Marrow Donor Program

In October 2001, Cerus and the National Marrow Donor Program, a non-profit corporation, entered into an agreement under which the NMDP would sponsor a clinical trial of Cerus' Helinx T-cells in patients receiving matched unrelated bone marrow transplants. The agreement was amended in December 2002. Under the amended agreement, Cerus will provide its Helinx compound amotosalen, illumination devices, training of clinical sites and program oversight in exchange for reimbursement by the NMDP of Cerus' related costs.

Agreement with the Consortium for Plasma Science

In December 1998, Cerus and the Consortium entered into an agreement for the development of a pathogen inactivation system for source plasma used for fractionation. The Consortium is co-funded by four plasma fractionation companies: Alpha Therapeutics Corporation, Aventis Behring, Bayer Corporation and Baxter. The Consortium, which is a separate entity from its members, provides research and development funding worldwide for technologies to improve the safety of source plasma. Under the agreement, the Consortium funded development of Cerus' proprietary technology for use with source plasma. Cerus does not expect to receive additional funding from the Consortium. Subject to the Consortium having met certain funding requirements, Cerus will pay the Consortium a royalty based on a percentage of product sales, if any.

Management's Discussion and Analysis of Financial Condition and Results of Operations

RESULTS OF OPERATIONS

2002 COMPARED WITH 2001

Revenue

For the year ended December 31, 2002, milestone and development funding from Baxter and the Consortium, which are related parties of Cerus, increased to $5.0 million from $2.1 million for 2001. The increase was due to a $5.0 million milestone payment from Baxter earned in 2002 upon regulatory approval of the INTERCEPT Blood System for platelets in Europe. Cerus does not expect to receive additional development funding from Baxter or the Consortium. Development funding from Baxter was 59% of total revenue for 2002. Development funding from the Consortium was less than 1% of total revenue for 2002.

Development funding from other sources, which includes Kirin and the NMDP, decreased 25% to $0.7 million for 2002 from $1.0 million for 2001. The decrease was due to a $0.7 million decrease in development funding from Kirin in 2002. Development funding from the NMDP was 6% of total revenue for 2002. Development funding from Kirin was 2% of total revenue for 2002.

Revenue from government grants and cooperative agreements increased 90% to $2.7 million for 2002 from $1.4 million for 2001. The increase was principally due to a $1.4 million increase in program expenditures under the cooperative agreements with the Armed Forces of the United States that were entered into in February 2001 and September 2002. During 2002, Cerus also recognized revenue under a grant from the National Institutes of Health that expired in July 2002. There can be no assurance that Cerus will receive additional government grants in the future.

Cerus recognized $3,000 of product sales revenue in 2002 from sales of the INTERCEPT Blood System for platelets in Europe. Cerus expects that product sales revenue in 2003 will increase relative to 2002. Cerus does not expect product sales revenue in 2003 to be sufficient for the company to achieve a level of profitable operations.

Research and Development Expenses

Research and development expenses include salaries and related expenses for scientific personnel, payments to consultants, supplies and chemicals used in in-house laboratories, costs of research and development facilities, depreciation of equipment and external contract research expenses, including clinical trials, pre-clinical safety studies, compound manufacturing and other laboratory studies. Research and development expenses increased 17% to $56.4 million for 2002 from $48.2 million for 2001. The increase was due primarily to the addition of scientific personnel, increased facilities costs and increased development spending at Baxter. Cerus' total research and development costs incurred included $48.7 million for the INTERCEPT Blood System program and $7.7 million for all other programs for 2002, and $40.5 million for the INTERCEPT Blood System program and $7.8 million for all other programs for 2001. Cerus anticipates that its research and development expenses will continue to increase as additional filings for regulatory approval are prepared, submitted and addressed with the FDA and product configuration and testing are completed, Phase III clinical trials of the INTERCEPT Blood System for red blood cells continue and research and development activity relating to its other pre-clinical programs increases. Due to the inherent uncertainties and risks associated with developing biomedical products, including but not limited to intense and changing government regulation, uncertainty of future pre-clinical and clinical study results and uncertainty associated with manufacturing, it is not possible to reasonably estimate the cost to complete these research and development projects. Cerus faces numerous risks and uncertainties associated with the successful completion of its research and development projects.

General and Administrative Expenses

General and administrative expenses increased 12% to $11.3 million for 2002 from $10.2 million for 2001. The increase was principally attributable to the addition of administrative personnel, increased costs for insurance and increased facilities expenses associated with expansion of Cerus' operations. Cerus expects its general and administrative expenses to continue to increase as development activities expand.

Net Interest Income

Net interest income decreased 55% to $2.1 million for 2002 from $4.6 million for 2001. The decrease was primarily due to reduced investment balances carried by Cerus in 2002 and less favorable yields on investments as a result of declining interest rates. Cerus expects to earn interest at market rates in proportion to the balances it maintains.

2001 COMPARED WITH 2000

Revenue

For the year ended December 31, 2001, development revenue from Baxter and the Consortium increased 29% to $2.1 million from $1.6 million for 2000. The increase was primarily from increased development revenue from Baxter for the INTERCEPT Blood System for red blood cells as a result of increased expenses incurred by Cerus for pre-clinical safety studies, compound manufacturing and clinical trials in 2001. Revenue earned under the agreements with Baxter is dependent on the relative spending by Cerus and Baxter on the programs for which development costs are shared. Development funding from Baxter was 41% of total revenue for 2001. Development funding from the Consortium was 5% of total revenue for the year ended December 31, 2001.

Development funding from other sources, which includes Kirin, was $1.0 million for 2001. Development funding from Kirin was 20% of total revenue for 2001.

Revenue from government grants and cooperative agreements increased 557% to $1.4 million for 2001 from $0.2 million for 2000. The increase was principally due to revenue recognized from a cooperative agreement with the Armed Forces of the United States entered into in February 2001.

Research and Development Expenses

Research and development expenses increased 39% to $48.2 million for 2001 from $34.8 million for 2000. The increase was due primarily to the addition of scientific personnel and consultants, increased development spending at Baxter and increased costs for pre-clinical safety studies and compound manufacturing. Cerus' total research and development costs incurred included $40.5 million for the INTERCEPT Blood System program and $7.8 million for all other programs for 2001, and $30.8 million for the INTERCEPT Blood System program and $4.1 million for all other programs for 2000.

General and Administrative Expenses

General and administrative expenses increased 42% to $10.2 million for 2001 from $7.2 million for 2000. The increase was principally attributable to the addition of administrative personnel and increased facilities expenses associated with expansion of Cerus' operations.

Net Interest Income

Net interest income increased 12% to $4.6 million for 2001 from $4.1 million for 2000. The increase was attributable primarily to increased average cash and investments balances from proceeds of the private placements of common stock to institutional investors in August 2000 and May 2001, net of reduced yields on investments due to declining interest rates.

LIQUIDITY AND CAPITAL RESOURCES

Cerus' primary sources of capital to date have consisted of public offerings and private placements of equity securities, payments received under its agreements with Baxter, Kirin, the Consortium and the NMDP, United States government grants and cooperative agreements, the loan from Baxter Capital Corporation and interest income. To date, Cerus has not received significant revenue from product sales, and it will not derive significant revenue from product sales unless and until more products under development receive regulatory approval and achieve market acceptance.

Management's Discussion and Analysis of Financial Condition and Results of Operations

At December 31, 2002, Cerus had cash, cash equivalents and short-term investments of $64.3 million. Net cash used in operating activities was $55.7 million in 2002, compared to $44.0 million in 2001. The use of cash primarily resulted from a net loss of $57.2 million offset by changes in other operating balances. Net cash provided by investing activities in 2002 of approximately $12.0 million resulted principally from the sales and maturities of $117.2 million of short-term investments, offset by the purchases of $100.2 million of short-term investments and the purchase of $5.0 million of furniture and equipment. Working capital decreased to $50.5 million at December 31, 2002 from $108.6 million at December 31, 2001, primarily due to decreased cash, cash equivalents and short-term investments balances from operating activities.

In October 2002, Cerus received a $50.0 million loan commitment from Baxter Capital Corporation. In January 2003, Cerus drew $50.0 million under the loan facility. The interest rate for the loan is 12% per annum. No repayment of principal and interest is due until January 2008. The loan is secured with collateral based on future revenue from sales of the INTERCEPT Blood System for platelets. Baxter Capital Corporation is a subsidiary of Baxter International Inc. and is a related party to Cerus.

Cerus believes that its available cash balances, including proceeds from the loan, together with anticipated cash flows from existing development and grant arrangements, will be sufficient to meet its capital requirements until at least mid-2004. These near-term capital requirements are dependent on various factors, including the development progress and costs of the INTERCEPT Blood System and other programs; payments by Baxter and the United States government; and costs related to creating, maintaining and defending Cerus' intellectual property position. Cerus' long-term capital requirements will be dependent on these factors and on Cerus' ability to raise capital through public or private equity or debt financings or through additional collaborative arrangements or government grants, regulatory approval and successful commercialization of the INTERCEPT Blood System and other product candidates under development, competitive developments and regulatory factors. If Baxter were to terminate its agreements with Cerus, Cerus might not be able to meet its long-term capital requirements. Future capital funding transactions may result in dilution to investors in Cerus, and may not be available on favorable terms, if at all. In August 2001, Cerus filed a shelf registration statement on Form S-3 with the Securities and Exchange Commission to offer and sell up to $300 million of common stock and/or debt securities. Cerus has no current commitments to offer or sell securities pursuant to this registration statement.

Commitments

Our commitments were as follows:

	Payments Due by Period				
(In thousands)	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Contractual Obligations					
Long-term debt obligation	$ 79,917	$ –	$ –	$ –	$ 79,917
Minimum purchase requirements	250	50	150	50	–
Capital lease obligations	60	40	20	–	–
Operating leases	2,023	1,197	826	–	–
Total contractual cash obligations	$ 82,250	$ 1,287	$ 996	$ 50	$ 79,917

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Cerus maintains an investment portfolio of various issuers, types and maturities. These securities are generally classified as available-for-sale and, consequently, are recorded on the balance sheet at fair value with unrealized gains or losses reported as a separate component of stockholders' equity, if material. Unrealized gains and losses at December 31, 2002 and 2001 were not material. Cerus' investments primarily consist of short-term money market mutual funds, United States government obligations and commercial paper. Cerus does not believe its exposure to interest rate risk to be material given the short-term nature of its investment portfolio. The table below presents the amortized principal amount, which approximates fair value, and related weighted average interest rates for our investment portfolio at December 31, 2002:

(in thousands)	Amortized Principal Amount	Weighted Average Interest Rate
Cash equivalents	$ 22,414	1.36%
Short-term investments (91 days - 1 year)	24,776	1.84%
Short-term investments (1 - 2 years)	17,108	2.85%
Total investments	$ 64,298	

MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

	High	Low
Year Ended December 31, 2001:		
First quarter	$ 76.56	$ 31.69
Second quarter	76.00	32.25
Third quarter	75.80	41.64
Fourth quarter	57.41	39.55
Year Ended December 31, 2002:		
First quarter	53.99	43.50
Second quarter	59.69	29.79
Third quarter	33.88	14.79
Fourth quarter	25.00	11.38

On February 28, 2003, Cerus had approximately 147 stockholders of record of common stock. Cerus has not paid dividends on its common stock and does not intend to pay cash dividends on its common stock in the foreseeable future.

Report of Ernst & Young LLP, Independent Auditors

The Board of Directors and Stockholders
Cerus Corporation

We have audited the accompanying balance sheets of Cerus Corporation as of December 31, 2002 and 2001, and the related statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cerus Corporation at December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Palo Alto, California
January 30, 2003

Balance Sheets

(in thousands, except share and per share data)	December 31, 2002	2001
Assets		
Current assets:		
Cash and cash equivalents	$ **22,435**	$ 64,503
Short-term investments	**41,883**	58,958
Accounts receivable from related parties	**46**	26
Accounts receivable and other current assets	**2,884**	1,573
Total current assets	**67,248**	125,060
Furniture and equipment at cost:		
Laboratory and office equipment	**5,353**	3,951
Leasehold improvements	**7,295**	3,665
	12,648	7,616
Less accumulated depreciation and amortization	**7,101**	4,604
Net furniture and equipment	**5,547**	3,012
Other assets	**152**	188
Total assets	$ **72,947**	$ 128,260
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable to a related party	$ **8,538**	$ 5,029
Accounts payable	**2,022**	3,220
Accrued compensation and related expenses	**2,476**	2,634
Accrued contract research expenses	**1,554**	2,796
Other accrued expenses	**1,419**	1,817
Deferred revenue	**718**	927
Current portion of capital lease obligations	**35**	31
Total current liabilities	**16,762**	16,454
Capital lease obligations, less current portion	**16**	51
Commitments and contingencies		
Redeemable convertible preferred stock, $.001 par value; 5,000,000 shares authorized: issuable in series; none issued and outstanding at December 31, 2002 and 5,000 shares issued and outstanding at December 31, 2001	**–**	5,000
Stockholders' equity:		
Preferred stock, $0.001 par value: issuable in series; 3,327 shares issued and outstanding at December 31, 2002 and 2001; aggregate liquidation preference of $9,496 at December 31, 2002 and 2001	**9,496**	9,496
Common stock, $.001 par value; 50,000,000 shares authorized: 15,949,663 and 15,737,165 shares issued and outstanding at December 31, 2002 and 2001, respectively	**16**	16
Additional paid-in capital	**276,944**	270,338
Accumulated deficit	**(230,287)**	(173,095)
Total stockholders' equity	**56,169**	106,755
Total liabilities and stockholders' equity	$ **72,947**	$ 128,260

See accompanying notes.

Statements of Operations

(in thousands, except share and per share data)	2002	Years Ended December 31, 2001	2000
Revenue:			
Milestone and development funding, related parties	$ **5,002**	$ 2,103	$ 1,632
Development funding, other	**747**	993	–
Government grants and cooperative agreements	**2,738**	1,439	219
Product sales	**3**	–	–
Total revenue	**8,490**	4,535	1,851
Operating expenses:			
Research and development	**56,421**	48,247	34,823
General and administrative	**11,346**	10,166	7,160
Total operating expenses	**67,767**	58,413	41,983
Loss from operations	**(59,277)**	(53,878)	(40,132)
Interest income (expense):			
Interest income	**2,095**	4,626	4,124
Interest expense	**(10)**	(15)	(25)
Net interest income	**2,085**	4,611	4,099
Loss before income taxes	**(57,192)**	(49,267)	(36,033)
Provision for income taxes	**–**	(100)	–
Net loss	$ **(57,192)**	$ (49,367)	$ (36,033)
Net loss per share – basic and diluted	$ **(3.61)**	$ (3.27)	$ (2.75)
Shares used in computing net loss per share – basic and diluted	**15,833,403**	15,105,003	13,086,401

See accompanying notes.

Statements of Stockholders' Equity

(in thousands, except share data)	Preferred Stock Shares	Preferred Stock Amount	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Deferred Compensation	Accumulated Deficit	Total Stockholders' Equity
Balances at December 31, 1999	3,327	$9,496	11,744,092	$12	$105,977	$(7)	$(87,519)	$27,959
Issuance of common stock, net of expenses of $1,314	–	–	2,200,000	2	83,683	–	–	83,685
Issuance of common stock under stock option and employee stock purchase plans	–	–	108,589	–	1,479	–	–	1,479
Common shares reacquired	–	–	(919)	–	–	–	–	–
Accretion of cash dividend on preferred stock	–	–	–	–	–	–	(176)	(176)
Amortization of deferred compensation	–	–	–	–	–	7	–	7
Net loss	–	–	–	–	–	–	(36,033)	(36,033)
Balances at December 31, 2000	3,327	9,496	14,051,762	14	191,139	–	(123,728)	76,921
Issuance of common stock, net of expenses of $2,812	–	–	1,500,000	2	75,186	–	–	75,188
Issuance of common stock for services	–	–	11,665	–	756	–	–	756
Issuance of common stock under stock option and employee stock purchase plans	–	–	173,738	–	3,257	–	–	3,257
Net loss	–	–	–	–	–	–	(49,367)	(49,367)
Balances at December 31, 2001	3,327	9,496	15,737,165	16	270,338	–	(173,095)	106,755
Conversion of Series B preferred stock to common stock	–	–	129,968	–	5,000	–	–	5,000
Issuance of common stock for services	–	–	1,000	–	33	–	–	33
Issuance of common stock under stock option and employee stock purchase plans	–	–	81,530	–	1,573	–	–	1,573
Net loss	–	–	–	–	–	–	(57,192)	(57,192)
Balances at December 31, 2002	3,327	$9,496	15,949,663	$16	$276,944	$–	$(230,287)	$56,169

See accompanying notes.

Statements of Cash Flows

(in thousands)	2002	Years Ended December 31, 2001	2000
Operating activities			
Net loss	$ (57,192)	$ (49,367)	$ (36,033)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation and amortization	2,497	1,193	627
Issuance of common stock for services	33	756	–
Amortization of deferred compensation	–	–	7
Accrued cash dividend on preferred stock, payable to a related party	–	–	(176)
Changes in operating assets and liabilities:			
Accounts receivable from a related party	(20)	241	(267)
Other current assets	(1,311)	(1,061)	(274)
Other assets	36	(60)	(4)
Accounts payable to a related party	3,509	3,238	1,260
Accounts payable	(1,198)	(1,059)	2,799
Accrued compensation and related expenses	(158)	673	830
Accrued contract research expenses	(1,242)	455	(816)
Accrued cash dividend on preferred stock, payable to a related party	–	–	176
Other accrued expenses	(398)	64	(160)
Deferred revenue	(209)	927	–
Net cash used in operating activities	(55,653)	(44,000)	(32,031)
Investing activities			
Purchases of furniture and equipment	(5,032)	(1,236)	(2,622)
Proceeds from sale of equipment	–	25	–
Purchases of short-term investments	(100,157)	(78,892)	(18,657)
Sale of short-term investments	53,033	11,000	2,500
Maturities of short-term investments	64,199	27,323	34,650
Net cash provided by (used in) investing activities	12,043	(41,780)	15,871
Financing activities			
Net proceeds from issuance of common stock	1,573	78,445	85,164
Payment of cash dividend on preferred stock	–	–	(639)
Payments on capital lease obligations	(31)	(33)	(31)
Net cash provided by financing activities	1,542	78,412	84,494
Net increase (decrease) in cash and cash equivalents	(42,068)	(7,368)	68,334
Cash and cash equivalents, beginning of period	64,503	71,871	3,537
Cash and cash equivalents, end of period	$ 22,435	$ 64,503	$ 71,871
Supplemental disclosures:			
Interest paid	$ 10	$ 15	$ 25

See accompanying notes.

Notes to Financial Statements

December 31, 2002

1. THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Cerus Corporation (the "Company") (formerly Steritech, Inc.), incorporated on September 19, 1991, is developing medical systems and therapeutics based on its proprietary technology for controlling biological replication. The Company's most advanced programs are focused on systems to inactivate viruses, bacteria, other pathogens and white blood cells in platelets, plasma and red blood cells intended for transfusion. The Company also is pursuing therapeutic applications of its technology to treat and prevent serious diseases. The Company has collaboration agreements with Baxter Healthcare Corporation ("Baxter"), the Pharmaceutical Division of Kirin Brewery Co., Ltd. ("Kirin") and the Consortium for Plasma Science ("the Consortium") (see Note 2). The Company has not received material revenue from product sales, and substantially all revenue recognized by the Company to date has resulted from the Company's agreements with Baxter, Kirin and the Consortium and federal research grants and collaborative agreements. The Company will be required to conduct significant research, development, testing and regulatory compliance activities on its pathogen inactivation systems that, together with anticipated general and administrative expenses, are expected to result in substantial additional losses, and the Company may need to adjust its operating plans and programs based on the availability of cash resources. The Company's ability to achieve a profitable level of operations will depend on successfully completing development, obtaining additional regulatory approvals and achieving market acceptance of its pathogen inactivation systems. There can be no assurance that the Company will ever achieve a profitable level of operations.

Use of Estimates

The preparation of financial statements requires management to make estimates, assumptions and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosures of contingent assets and liabilities. On an ongoing basis, management evaluates its estimates, which are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from those estimates under different assumptions or conditions. The Company records accrued liabilities for certain contract research activities, including clinical trials, pre-clinical safety studies, external laboratory studies and development activities performed by Baxter, for research and development services performed. Some of those accrued liabilities are based on estimates because billings for these activities may not occur on a timely basis consistent with the performance of the services.

Revenue and Research and Development Expenses

Development funding is in the form of payments made (i) by Baxter to the Company to reimburse the Company for development spending in excess of the levels determined by Baxter and the Company and (ii) by Kirin and the Consortium to reimburse the Company for certain fee-for-service development activities. Revenue related to the cost reimbursement provisions under development contracts is recognized as the costs on the project are incurred. Revenue related to at risk milestones specified under development contracts is recognized as the milestones are achieved. License fees and payments for achieved milestones are non-refundable and are not subject to future performance. During the year ended December 31, 2002, the Company recognized $5,000,000 of milestone revenue from Baxter upon Europethe platelet system. There was no revenue recognized related to license fees, milestones or other up-front payments during an regulatory approval for the years ended December 31, 2001 and 2000.

Notes to Financial Statements

In accordance with Statement of Financial Accounting Standards No. 2, "Accounting for Research and Development Expenses," research and development costs are charged to expense when incurred. Research and development expenses include salaries and related expenses for scientific personnel, payments to consultants, supplies and chemicals used in in-house laboratories, costs of research and development facilities, depreciation of equipment and external contract research expenses, including clinical trials, pre-clinical safety studies, compound manufacturing and other laboratory studies.

The Company's use of estimates in recording accrued liabilities for research and development activities (described previously in this Note under the heading "Use of Estimates") affects the amounts of research and development expenses and development funding revenue recorded from Baxter. Actual results may differ from those estimates under different assumptions or conditions.

The Company receives certain United States government grants that support the Company's research effort in defined research projects. These grants generally provide for reimbursement of approved costs incurred as defined in the various grants. Revenue associated with these grants is recognized as costs under each grant are incurred.

The Company complies with the Securities and Exchange Commission's Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"). SAB 101 provides guidance on the recognition, presentation and disclosure of revenue in financial statements.

Cash, Cash Equivalents and Short-Term Investments

The Company considers all highly liquid investments with an original maturity of three months or less from the date of purchase to be cash equivalents. Cash equivalents consist principally of short-term money market instruments and commercial paper.

In accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," the Company has classified all debt securities as available-for-sale at the time of purchase and reevaluates such designation as of each balance sheet date. The Company reports the amortization of any discount or premium resulting from the purchase of debt securities as a component of interest income. The available-for-sale securities recorded at amounts that approximate fair value at December 31, 2002 and 2001 totaled $64,298,000 and $123,461,000, respectively.

Unrealized gains and losses at December 31, 2002 and 2001 and realized gains and losses for the years then ended were not material. Accordingly, the Company has not made a provision for such amounts in its balance sheets. The cost of securities sold is based on the specific identification method. Substantially all of the Company's cash, cash equivalents and short-term investments are maintained by three major financial institutions.

Furniture and Equipment

Furniture and equipment is recorded at cost less accumulated depreciation. Depreciation on furniture and equipment is calculated on a straight-line basis over the estimated useful lives of the assets (generally three to five years). Leasehold improvements are amortized on a straight-line basis over the shorter of the lease term or the estimated useful lives of the improvements.

Long-Lived Assets

On January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("FAS 144"). FAS 144 supersedes Statement of Financial Accounting Standards No. 121, "Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," and provides a single accounting model for long-lived assets to be disposed. The adoption of FAS 144 did not have a material effect on the Company's results of operations and financial position.

Stock-Based Compensation

The Company accounts for employee stock options in accordance with Accounting Principles Board Opinion No. 25 ("APB 25"), including Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation: An Interpretation of APB No. 25," ("FIN 44"), and has adopted the "disclosure only" alternative described in Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," as amended by Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure" ("FAS 123").

The following table illustrates the effect on net loss and related net loss per share, had compensation expense for stock-based compensation plans been determined based on the fair value method prescribed under FAS 123:

(in thousands, except per share data)	**2002**	2001	2000
Net loss:			
As reported	**$ (57,192)**	$ (49,367)	$ (36,033)
Add:			
Stock-based employee compensation expense included in reported net loss, net of related tax effects	**–**	–	–
Less:			
Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	**15,491**	12,239	7,407
Pro forma	**$ (72,683)**	$ (61,606)	$ (43,440)
Net loss per share – basic and diluted, as reported	**$ (3.61)**	$ (3.27)	$ (2.75)
Net loss per share – basic and diluted, pro forma	**$ (4.59)**	$ (4.08)	$ (3.32)

Notes to Financial Statements

Income Taxes

The Company accounts for income taxes based upon Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("FAS 109"). Under this method, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Net Loss Per Share – Basic and Diluted

The Company calculates basic and diluted earnings per share in accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("FAS 128"). Under FAS 128, basic earnings per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the assumed conversion of all dilutive securities, such as options, warrants, convertible debt and convertible preferred stock. Common stock equivalent shares from redeemable convertible preferred stock and from stock options are not included as the effect is anti-dilutive.

Comprehensive Income (Loss)

Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income," requires that all items that are required to be recognized under accounting standards as comprehensive income (revenues, expenses, gains and losses) be reported in a financial statement that is displayed with the same prominence as other financial statements. The Company does not have material components of other comprehensive income. Therefore, comprehensive loss is equal to net loss reported for all periods presented.

Disclosures About Segments of an Enterprise

Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information," establishes standards for the way public business enterprises report information about operating segments in annual financial statements. The Company has one reportable operating segment under this statement, which is the development of biomedical systems to treat blood products, and the required disclosures are reflected in the financial statements.

New Accounting Pronouncements

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN45"). FIN 45 requires that the Company recognize the fair value for guarantee and indemnification arrangements issued or modified by the company after December 31, 2002, if these arrangements are within the scope of the Interpretation. In addition, the Company must continue to monitor the conditions that are subject to the guarantees and indemnifications, as required under previously existing generally accepted accounting principles, in order to identify if a loss has occurred. If the Company determines it is probable that a loss has occurred then any such estimable loss would be recognized under those guarantees and indemnifications. Some of the development arrangements of the Company contain provisions that indemnify the counter-party of the Company's technology from damages and costs resulting from claims alleging that the Company's technology infringes the intellectual property rights of a third party. The Company has not received any such requests for indemnification under these provisions and has not been required to make material payments pursuant to these provisions. Accordingly, the Company has not recorded a liability related to these indemnification provisions. The Company does not have any guarantees or indemnification arrangements other than the indemnification clause in some of its development arrangements. The Company will be required to implement the provisions of FIN 45 as of January 1, 2003 and does not believe that FIN 45 will have a material impact on its financial position, results of operations or cash flows.

2. DEVELOPMENT AGREEMENTS

Agreements with Baxter, a Related Party of the Company

The Company has a development and commercialization agreement with Baxter for the joint development of a system for inactivation of viruses, bacteria and other infectious pathogens in platelets used for transfusion. This agreement provides for Baxter and the Company to generally share system development costs equally, subject to mutually determined budgets established from time to time, and for the Company to receive approximately 33.5% of revenue from sales of inactivation system disposables after each party is reimbursed for its cost of goods to the extent the cost exceeds specific amounts. Baxter has an exclusive, worldwide distribution license and is responsible for manufacturing and marketing the system following regulatory approval.

The Company also has a development and commercialization agreement with Baxter for the joint development of the systems for inactivation of viruses, bacteria and other infectious pathogens in red blood cells and plasma for transfusion. This agreement provides for Baxter and the Company generally to share red blood cell system development costs equally, subject to mutually determined budgets established from time to time. The Company is solely responsible for funding the development costs of the system for plasma. Baxter has an exclusive, worldwide distribution license and will be responsible for manufacturing and marketing the systems following regulatory approvals. The agreement also provides for an equal sharing of revenue from sales of red blood cell system disposables, and for the Company to receive 75% and Baxter to receive 25% of revenue from sales of plasma system disposables, after each party is reimbursed for its cost of goods and a specified percentage allocation, not to exceed 14% of revenue, is retained by Baxter for marketing and administrative expenses.

This agreement also provided that Baxter and its affiliates would not acquire capital stock of the Company if the acquisition would result in Baxter and its affiliates owning 20.1% or more of the outstanding voting power of the Company. In June 2001, the Company and Baxter amended this provision to reduce the ownership limit from 20.1% to 5.4% of the outstanding voting power of the Company. The provision excludes the conversion of preferred stock and will not apply in the event a third party makes a tender offer for a majority of the outstanding voting shares of the Company, the Board of Directors decides to liquidate or sell to a third party substantially all of the Company's assets or a majority of the Company's voting securities approve a merger in which the Company's stockholders do not own a majority of the voting securities of the post-merger company. As of December 31, 2002, Baxter owned less than 5% of the Company's outstanding common stock.

As of December 31, 2002, the Company has received $46.7 million in equity investments from Baxter and $25.9 million in an equity investment from Baxter International Inc. and Subsidiaries Pension Trust, and has recognized approximately $30.0 million in revenue from Baxter, since inception. Development funding is in the form of balancing payments made by Baxter to the Company, if necessary, to reimburse the Company for development spending in excess of the levels determined by Baxter and the Company.

Notes to Financial Statements

Agreement with Kirin Brewery Co. Ltd.

In January 2001, the Company entered into a collaborative agreement with Kirin to develop and market products for stem cell transplantation based on the Company's proprietary technology. Under the terms of the agreement, the Company and Kirin will jointly develop the products. The Company has received an initial license fee of $1 million, and may receive additional payments upon achievement of development milestones. The license fee is being deferred and recognized as development funding ratably over the term of the agreement. Although Kirin will fund all development expenses for the Asia-Pacific region and a portion of the Company's development activities aimed at obtaining product approval in the United States, no such development activities by the Company are currently ongoing. Upon product approval, Kirin will market the products in the Asia-Pacific region, including Japan, China, Korea and Australia, and the Company will receive a specified share of product revenue. The Company retains all marketing rights in the rest of the world, including the United States and Europe. The Company recognized $209,000 and $914,000 in development funding from Kirin during the years ended December 31, 2002 and 2001, respectively.

Cooperative Agreement with the Armed Forces of the United States

In February 2001, the Company was awarded a $3.5 million cooperative agreement by the Army Medical Research Acquisition Activity division of the Department of Defense. The Company received the award to develop its pathogen inactivation technologies to improve the safety and availability of blood that may be used by the United States Armed Forces for medical transfusions. In September 2002, the Company was awarded an additional $6.5 million cooperative agreement to continue funding of these projects. The Company recognized $2,526,000 and $1,150,000 of revenue under this agreement during the years ended December 31, 2002 and 2001, respectively.

Agreement with the National Marrow Donor Program

In October 2001, the Company and the National Marrow Donor Program ("NMDP"), a non-profit corporation, entered into an agreement under which the NMDP would sponsor a clinical trial in patients receiving matched unrelated bone marrow transplants. The agreement was amended in December 2002. Under the amended agreement, the Company will provide amotosalen, illumination devices, training of clinical sites and program oversight in exchange for reimbursement by the NMDP of the Company's related costs. The Company recognized $538,000 and $79,000 in development funding from the NMDP during the years ended December 31, 2002 and 2001, respectively.

Agreement with the Consortium for Plasma Science

In December 1998, the Company and the Consortium entered into an agreement for the development of a pathogen inactivation system for source plasma used for fractionation. The Consortium is co-funded by four plasma fractionation companies, one of which is Baxter, a related party of the Company. The Consortium, which is a separate entity from its members, provides research and development funding worldwide for technologies to improve the safety of source plasma. Under the agreement, the Consortium has funded development of the Company's proprietary technology for use with source plasma. The Company does not expect to receive additional funding from the Consortium. Subject to the Consortium having met certain funding requirements, the Company will pay the Consortium a royalty based on a percentage of product sales, if any. The Company recognized $2,000, $226,000 and $679,000 in development funding from the Consortium during the years ended December 31, 2002, 2001 and 2000, respectively.

3. INVESTMENTS

Available-for-sale securities are recorded at amounts that approximate fair market value. Realized and unrealized gains and losses at December 31, 2002 and 2001 were not material. Investments classified as available-for-sale were as follows:

(in thousands)	December 31, 2002	2001
Money market mutual funds	**$ 6,929**	$ 51,419
United States and state government obligations	**22,761**	31,688
Commercial paper	**34,608**	40,354
Total investments	**64,298**	123,461
Less: amounts classified as cash equivalents	**(22,415)**	(64,503)
Short-term investments	**$ 41,883**	$ 58,958

Of the Company's debt securities at December 31, 2002, securities in the aggregate amount of $15,486,000 have original maturity dates of less than three months, securities in the aggregate amount of $24,776,000 have original maturities of three months to one year and securities in the aggregate amount of $17,107,000 have original maturities of one to two years.

4. COMMITMENTS AND CONTINGENCIES

The Company leases its office facilities and certain equipment under non-cancelable operating leases with initial terms in excess of one year that require the Company to pay operating costs, property taxes, insurance and maintenance. These facility leases generally contain renewal options and provisions adjusting the lease payments.

Capital lease obligations represent the present value of future rental payments under capital lease agreements for laboratory and office equipment. The original cost and accumulated amortization on the equipment under capital leases was $173,000 and $173,000, respectively, at December 31, 2002 and $173,000 and $141,000, respectively, at December 31, 2001.

Future minimum payments under capital and operating leases are as follows:

(in thousands)	Year Ending December 31, Capital Leases	Operating Leases
2003	$ 40	$ 1,197
2004	20	818
2005	–	8
Total minimum lease payments	60	$ 2,023
Amount representing interest	9	
Present value of net minimum lease payments	51	
Current portion	35	
Long-term portion	$ 16	

Rent expense for office facilities and certain equipment was $1,219,000, $900,000 and $592,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

Notes to Financial Statements

5. PREFERRED STOCK

Series A Redeemable Convertible Preferred Stock

Upon regulatory approval of the platelet system in Europe, all 5,000 outstanding share of Series A preferred stock were converted to common shares in July 2002. The Company issued a total of 129,968 common shares to Baxter, the holder of the Series A preferred stock, in connection with this conversion. The conversion prices was based on the average of 120% of the average closing price of the common stock 30 trading days prior to CE Mark approval of the disposable set for the platelet system and 120% of the average closing price of the common stock 30 trading days prior to CE Mark of the illumination device for the platelet system.

Series B Preferred Stock

Baxter holds 3,327 shares of the Company's Series B preferred stock. The holder of Series B preferred stock has no voting rights, except with respect to the authorization of any class or series of stock having preference or priority over the Series B preferred stock as to voting, liquidation or conversion or with respect to the determination of fair market value of non-publicly traded shares received by the holder of Series B stock in the event of a liquidation, or except as required by Delaware law. At any time, the holder may convert each share of Series B preferred stock into 100 common shares. If all shares of Series B preferred stock were converted to common stock, 332,700 shares would be issued, which represents 2.1% of the outstanding common shares of the Company at December 31, 2002. The Company has the right to redeem the Series B preferred stock prior to conversion for a payment of $9.5 million.

6. STOCKHOLDERS' EQUITY

Common Stock

In November 1999, the Company's Board of Directors adopted a stockholder rights plan, commonly referred to as a "poison pill," that is intended to deter hostile or coercive attempts to acquire the Company. The stockholder rights plan enables stockholders to acquire shares of the Company's common stock, or the common stock of an acquiror, at a substantial discount to the public market price should any person or group acquire more than 15% of the Company's common stock without the approval of the Board of Directors under certain circumstances. Baxter will be exempt from the rights plan, unless it and its pension plan acquire beneficial ownership in aggregate of 20.1% or more of the Company's common stock, excluding shares of the Company's common stock issuable upon conversion of Series B preferred stock currently held by Baxter. The Company has designated 250,000 shares of Series C Junior Participating preferred stock for issuance in connection with the stockholder rights plan.

In February 2000, the Company completed a private placement of 1,000,000 shares of common stock to accredited investors, including Baxter, which purchased 390,000 shares. The purchase price was $25.00 per share, and the Company received net proceeds of $23.9 million, after deducting related expenses.

In August 2000, the Company completed a private placement of 1,200,000 shares of common stock to an institutional investor. The purchase price was $50.00 per share, and the Company received net proceeds of $59.8 million, after deducting related expenses.

In May 2001, the Company completed private placements of an aggregate of 1,500,000 shares of common stock at $52.00 per share, and received net proceeds of $75.2 million, after deducting related expenses. Baxter International Inc. and Subsidiaries Pension Trust purchased 500,000 shares and another institutional investor purchased 1,000,000 shares.

In August 2001, the Company filed a shelf registration statement on Form S-3 with the Securities and Exchange Commission to offer and sell up to $300 million of common stock and/or debt securities. The Company has no current commitments to offer or sell securities pursuant to this registration statement.

Stock Option Plans

The Company has reserved 1,470,000 shares of common stock for issuance under its 1996 Equity Incentive Plan (the "1996 Plan"). The 1996 Plan provides for grants of Incentive Stock Options ("ISOs") to employees and Nonstatutory Stock Options ("NSOs"), restricted stock purchase awards, stock appreciation rights and stock bonuses to employees, directors and consultants of the Company. The ISOs may be granted at a price per share not less than the fair market value at the date of grant. The NSOs may be granted at a price per share not less than 85% of the fair market value at the date of grant. The option term is ten years. Vesting, as determined by the Board of Directors, generally occurs ratably over four years. In the event option holders cease to be employed by the Company, except in the event of death or disability or as otherwise provided in the option grant, all unvested options are forfeited and all vested options must be exercised within a three-month period, otherwise the options are forfeited.

The Company has reserved 240,000 shares of common stock for issuance under its 1998 Non-Officer Stock Option Plan. Under the terms of this plan, options may be granted to employees or consultants at an exercise price of at least 85% of the fair market value per share at the date of grant. The option term is ten years.

The Company has reserved 4,080,000 shares of common stock for issuance under its 1999 Equity Incentive Plan (the "1999 Plan"). The 1999 Plan provides for grants of ISOs to employees and NSOs, stock bonuses and restricted stock purchase awards to employees, directors and consultants of the Company. The option term is ten years.

Stock-Based Compensation

The Company has elected to follow APB 25 and related interpretations, including FIN 44, in accounting for its employee stock awards because, as discussed below, the alternative fair value accounting provided for under FAS 123 requires the use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's employee common stock options equals the market price of the underlying common stock on the grant date (for certain Company common stock grants), no compensation expense is recorded.

Notes to Financial Statements

Pro forma information regarding net loss and net loss per share is required by FAS 123, and has been determined as if the Company had accounted for its employee stock options and employee stock purchase plan under the fair value method of that Statement. The fair value for these options and shares was estimated at the date of grant using a Black-Scholes model with the following weighted-average assumptions for the years ended December 31:

	Stock Option Plans			Employee Stock Purchase Plan		
	2002	2001	2000	**2002**	2001	2000
Expected volatility	**.6374**	.6837	.8564	**.6374**	.6837	.8564
Risk-free interest rate	**2.80%**	3.50%	4.80%	**1.50%**	3.50%	4.50%
Expected life of the option (years)	**5**	5	5	**0.5**	0.5	0.5

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options and purchased shares have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock awards.

Activity under the stock option plans is set forth below:

	Number of Options Outstanding	Weighted Average Exercise Price per Share
Balances at December 31, 1999	1,066,776	$ 14.725
Granted	752,525	33.415
Cancelled	(56,889)	21.669
Exercised	(95,013)	11.943
Balances at December 31, 2000	1,667,399	$ 23.101
Granted	715,195	44.953
Cancelled	(39,625)	24.792
Exercised	(161,258)	16.711
Balances at December 31, 2001	2,181,711	$ 30.686
Granted	1,162,871	42.597
Cancelled	(131,408)	43.672
Exercised	(54,084)	17.692
Balances at December 31, 2002	3,159,090	$ 34.703

The weighted average fair value of options granted during the years ended December 31, 2002, 2001 and 2000 was $19.650, $21.824, and $19.761 per share, respectively. At December 31, 2002, options to purchase 1,702,840 shares of common stock were available for future grant.

	Options Outstanding			Options Vested	
Range of Exercise Prices	Number of Shares	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
$0.544-2.721	152,020	3.28	$ 2.631	152,020	$ 2.631
$8.163-15.500	323,292	5.96	$ 15.229	309,366	$ 15.280
$16.100-21.060	340,171	8.65	$ 19.926	113,748	$ 18.366
$21.061-24.875	416,673	6.94	$ 24.560	309,922	$ 24.502
$25.375-33.180	230,517	7.64	$ 27.688	137,177	$ 27.526
$33.625-38.188	460,469	8.22	$ 38.081	200,570	$ 38.095
$39.063-50.050	344,698	8.41	$ 45.947	148,143	$ 45.427
$50.180-50.180	642,422	9.22	$ 50.180	121,488	$ 50.180
$50.900-75.250	248,828	8.36	$ 61.500	120,289	$ 64.758
	3,159,090	7.82	$ 34.703	1,612,723	$ 29.046

Employee Stock Purchase Plan

The Company has reserved 220,500 shares of common stock for issuance under its Employee Stock Purchase Plan (the "Purchase Plan"). The Purchase Plan is intended to qualify as an employee stock purchase plan within the meaning of Section 423(b) of the Internal Revenue Code. Under the Purchase Plan, the Board of Directors may authorize participation by eligible employees, including officers, in periodic offerings following the adoption of the Purchase Plan. The offering period for any offering will be no more than 27 months. Employees purchased 27,446, 12,480 and 12,953 shares under the Purchase Plan during the years ended December 31, 2002, 2001 and 2000, respectively. At December 31, 2002, 95,818 shares were available for issuance. The weighted average fair value per share of the rights granted during the years ended December 31, 2002, 2001 and 2000 using the Black-Scholes model was $19.357, $10.636 and $10.260, respectively.

Notes to Financial Statements

7. INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets are as follows:

(in thousands)	December 31, 2002	2001
Net operating loss carry-forward	$ 81,300	$ 60,100
Research and development credit carry-forward	13,500	10,900
Certain expenses not currently deductible for tax purposes	3,500	3,800
Accrued liabilities	1,400	2,000
Capitalized research and development	2,300	400
Other	1,100	800
Gross deferred tax assets	103,100	78,000
Valuation allowance	(103,100)	(78,000)
Net deferred tax assets	$ –	$ –

The valuation allowance increased by $25,100,000 and $21,700,000 for the years ended December 31, 2002 and 2001, respectively. The increase is primarily attributable to the increase in the net operating loss and tax credit carry-forwards. The Company believes that, based on a number of factors, the available objective evidence creates sufficient uncertainty regarding the realizability of the deferred tax assets such that a full valuation allowance has been recorded. These factors include the Company's history of net losses since its inception, the need for regulatory approval of the Company's products prior to commercialization, expected near-term future losses and the absence of taxable income in prior carry-back years. The valuation allowance at December 31, 2002 includes $2,800,000 related to deferred tax assets arising from tax benefits associated with stock option plans. This benefit, when realized, will be recorded as an increase in stockholders' equity rather than as a reduction in the income tax provision. For the year ended December 31, 2001, the Company recorded a tax provision of $100,000, which consisted of foreign withholding taxes on license fees received.

Although management's operating plans assume, beyond the near-term, taxable and operating income in future periods, management evaluation of all available information in assessing the realizability of the deferred tax assets in accordance with FAS 109, indicates that such plans were subject to considerable uncertainty. Therefore, the valuation allowance was increased to fully reserve the Company's deferred tax assets. The Company will continue to assess the realizability of the deferred tax assets based on actual and forecasted operating results.

At December 31, 2002, the Company had net operating loss carry-forwards of approximately $208,500,000 for federal and $173,000,000 for state income tax purposes. The Company also had research and development tax credit carry-forwards of approximately $8,600,000 for federal income tax purposes and approximately $7,400,000 for state income tax purposes at December 31, 2002. The federal net operating loss and tax credit carry-forwards expire between the years 2007 and 2022. The state net operating loss carry-forwards expire between the years 2004 and 2013.

Utilization of the Company's net operating losses and credits may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code. The annual limitation may result in the expiration of net operating losses and credits before utilization.

8. RETIREMENT PLAN

The Company maintains a defined contribution savings plan (the "401(k) Plan") that qualifies under the provisions of Section 401(k) of the Internal Revenue Code and covers all employees of the Company. Under the terms of the 401(k) Plan, employees may contribute varying amounts of their annual compensation. The Company may contribute a discretionary percentage of qualified individual employee's salaries, as defined, to the 401(k) Plan. The Company did not contribute to the 401(k) Plan in the years ended December 31, 2002, 2001 and 2000.

9. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

	Three Months Ended			
(in thousands, except per share data)	March 31, **2002**	June 30, **2002**	September 30, **2002**	December 31, **2002**
Revenue:				
Milestone and development funding, related parties	$ 2	$ 5,000	$ –	$ –
Development funding, other	103	36	167	441
Government grants and cooperative agreements	398	613	563	1,164
Product sales	–	–	–	3
Total revenue	503	5,649	730	1,608
Operating expenses:				
Research and development	11,921	14,484	14,881	15,135
General and administrative	2,802	3,024	2,925	2,595
Total operating expenses	14,723	17,508	17,806	17,730
Loss from operations	(14,220)	(11,859)	(17,076)	(16,122)
Net interest income	673	575	485	352
Loss before income taxes	(13,547)	(11,284)	(16,591)	(15,770)
Provision for income taxes	–	–	–	–
Net loss	$ (13,547)	$ (11,284)	$ (16,591)	$ (15,770)
Net loss per share – basic and diluted	$ (0.86)	$ (0.71)	$ (1.05)	$ (0.99)

Notes to Financial Statements

(in thousands, except per share data)	Three Months Ended March 31, 2001	June 30, 2001	September 30, 2001	December 31, 2001
Revenue:				
Milestone and development funding, related parties	$ 845	$ 1,021	$ 69	$ 168
Development funding, other	226	224	231	312
Government grants and cooperative agreements	373	314	217	535
Total revenue	1,444	1,559	517	1,015
Operating expenses:				
Research and development	11,318	12,086	12,194	12,649
General and administrative	2,379	2,658	2,347	2,782
Total operating expenses	13,697	14,744	14,541	15,431
Loss from operations	(12,253)	(13,185)	(14,024)	(14,416)
Net interest income	1,188	1,210	1,298	915
Loss before income taxes	(11,065)	(11,975)	(12,726)	(13,501)
Provision for income taxes	(100)	–	–	–
Net loss	$ (11,165)	$ (11,975)	$ (12,726)	$ (13,501)
Net loss per share – basic and diluted	$ (0.79)	$ (0.80)	$ (0.81)	$ (0.86)

10. SUBSEQUENT EVENT

In October 2002, Cerus received a $50.0 million loan commitment from Baxter Capital Corporation. In January 2003, Cerus drew $50.0 million under the loan facility. The interest rate for the loan is 12% per annum. No repayment of principal and interest is due until January 2008. The loan is secured with collateral based on future revenue from sales of the INTERCEPT Blood System for platelets.

Officers, Directors and Scientific Advisory Board

SENIOR MANAGEMENT

Stephen T. Isaacs
President and Chief Executive Officer

George Cimino, Ph.D.
Vice President and Associate Director, Development

Maureen G. Conlan, M.D.
Vice President, Clinical Research and Medical Affairs

David N. Cook, Ph.D.
Vice President, Research and Development

Laurence M. Corash, M.D.
Vice President, Clinical Research and Medical Affairs, and Chief Medical Officer

Thomas W. Dubensky Jr., Ph.D.
Vice President, Vaccine Research

Howard G. Ervin
Vice President, Legal Affairs

William M. Greenman
Vice President, Business Development

John E. Hearst, Ph.D., D.Sc.
Vice President, New Science Opportunities

Lily Lin, Ph.D.
Vice President, Global Scientific Affairs

Tim McCullough, Ph.D.
Vice President, Development

Lori L. Roll
Vice President, Administration and Corporate Secretary

Gregory W. Schafer
Vice President, Finance and Chief Financial Officer

Elizabeth M. Tillson, Ph.D.
Vice President, Regulatory Affairs and Quality

James J. Vaughn, R.Ph.
Vice President, Marketing

Sue Wollowitz, Ph.D.
Vice President, Shared Sciences

SENIOR STAFF

Vic Ciaravino, Ph.D.
Director, Preclinical Safety and BioProcessing

Martin A. Giedlin, Ph.D.
Director, Pharmacology

Teresa Hedges, R.Ph.
Associate Director, Marketing

Bill Huffaker
Director, Human Resources

John B. Hull
Director, Regulatory Compliance

Don Keeley, Ph.D.
Director, Manufacturing Development

Jin-Sying Lin
Associate Director, Biostatistics

Anne North, Ph.D.
Director, New Science Opportunities

Michael McKown
Director, Regulatory Affairs

Seth Porter, Ph.D.
Director, Project Team Leader

Lynette Sawyer, D.P.H.
Director, Biological Research

Yasmin Singh, Ph.D.
Associate Director, Project Team Leader

Adonis Stassinopoulos, Ph.D.
Director, Transfusion Medicine Research

David Wages, M.D., Ph.D.
Director, Medical Affairs

Liza Wallace, R.N.
Director, Clinical Operations

Sylvia R. Wheeler
Director, Corporate Communications and Investor Relations

Gary K. Yeung
Associate Director, Business Development and Finance

Joseph R. Young
Controller

BOARD OF DIRECTORS

B.J. Cassin
Chairman of the Board
Private Venture Capitalist

Laurence M. Corash, M.D.
Vice President, Clinical Research and Medical Affairs, and Chief Medical Officer

Bruce C. Cozadd
Former Chief Operating Officer
ALZA Corporation

Stephen T. Isaacs
President and Chief Executive Officer

C. Raymond Larkin, Jr.
Chairman and Chief Executive Officer
Eunoe, Inc.

William R. Rohn
Chief Operating Officer
IDEC Pharmaceuticals

SCIENTIFIC ADVISORY BOARD

Jeffrey McCullough, M.D.
Professor of Laboratory Medicine and Director of the Blood Bank, University of Minnesota

Scott Murphy, M.D.
Chief Medical Officer, American Red Cross Blood Services, Penn-Jersey Region and Professor of Medicine and Director of the Blood Bank, Thomas Jefferson College of Medicine

Sherrill Slichter, M.D.
Director for the Division of Research and Education, Puget Sound Blood Center and Professor of Medicine, Hematology/Medicine, University of Washington

Paolo Rebulla, M.D.
Director of Blood Transfusion and Transplantation Immunology, Department of Blood Transfusion, Tissue Repair and Transplantation Ospedale Maggiore, Milan, Italy

Corporate Information

CORPORATE HEADQUARTERS

2411 Stanwell Drive
Concord, California 94520
Telephone: (925) 288-6000
Fax: (925) 288-6001
www.cerus.com

CORPORATE COUNSEL

Cooley Godward LLP
San Francisco, California

PATENT COUNSEL

Morrison & Foerster LLP
Palo Alto, California

AUDITORS

Ernst & Young LLP
Palo Alto, California

REGISTRAR AND TRANSFER AGENT

Wells Fargo Bank Minnesota N.A.
161 North Concord
South St. Paul, Minnesota 55075

ANNUAL REPORT ON FORM 10-K

A copy of the company's Annual Report on Form 10-K as filed with the Securities and Exchange Commission is available without charge on request to:

Investor Relations Department
Cerus Corporation
2411 Stanwell Drive
Concord, California 94520
(925) 288-6000

STOCK INFORMATION

Common stock, traded on the Nasdaq Stock Market under the symbol: CERS

ANNUAL MEETING OF STOCKHOLDERS

9:00 a.m.
Friday, June 13, 2003
Cerus Corporation
2411 Stanwell Drive
Concord, California 94520

Statements in this annual report regarding clinical trials, regulatory filings, product development and commercial potential are forward-looking statements that involve risks and uncertainties. Actual results could differ materially from these forward-looking statements as a result of certain factors, including the risks and uncertainty of the timing, rates of enrollment and results of clinical trials and other development activities, actions by regulatory authorities at any stage of the development process, additional financing activities, manufacturing, market acceptance of any products, competitive conditions and other factors discussed in the company's most recent filings with the Securities and Exchange Commission.

Design: Hane Chow, Inc., Oakland, CA



2411 Stanwell Drive
Concord, California 94520
tel: (925) 288-6000
fax: (925) 288-6001
www.cerus.com